**FORM 5**

9 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

9 Form 3 Holdings Reported

9 Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name **and** Ticker or Trading Symbol<br><br>PACIFIC CMA, INC.    "PCCM" | | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable)<br>_X Director          __ 10% Owner<br>_ Officer        (give title  below)<br>Other (specify  below) |
|---|---|---|---|
| (Last)(First)(Middle)<br><br>Christensen, Henrik M. | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year<br><br>12/2002 | 7. Individual or Joint/Group Reporting (check applicable line)<br><br>_X_ Form Filed by One Reporting Person |
| Unit D, 11/F, Garment Center, 576-586 Castle Peak Road Cheung Sha Wan, Kowloon, Hong Kong<br>(City)(State)(Zip) | | 5. If Amendment, Date of Original (Month/Year) | __ Form Filed by More than One Reporting Person |

| 1. Title of Security (Inst. 3) | 2. Transaction Date (Month/Day/ Year) | 3. Transaction Code (Inst. 8) | 4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5) | | | 5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Price | | | |
| COMMON STOCK | 3/09/2002 | A4 | 8,300 | A | ** | 8,300 | D | |
| COMMON STOCK | 3/01/2001 | A4 | 5,000 | A | $0.25 | 5,000 | I | 5,000 shares are owned by Mr. Christensen's spouse. |
| COMMON STOCK | 2/19/2002 | A4 | 100 | A | $0.092 | 100 | I | 100 shares are owned by Mr. Christensen's spouse. |
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*If the form is filed by more than one reporting person, see instruction 4(b)(v).

| Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g., puts calls warrants options, convertible securities*) | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1. Title of Derivative Security (Inst. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 4. Transaction Code (Instr. 8) | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Inst. 3 and 4) | | 8. Price of Derivative Security (Inst. 5) | 9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4) | 10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4) | 11. Nature of Indirect Beneficial Ownership (Inst. 4) |
| | | | | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses: ** Mr. Christensen was granted a total of 8,300 shares for his professional services rendered to the Company. 8,300 shares are valued at $0.25. 5,000 shares owned by Mr. Christensen's spouse, and of which he may be considered a beneficial owner, were purchased in a private placement on 3/1/2001 for a price of $0.25 per share. 100 shares owned by Mr. Christensen's spouse, and of which he may be considered a beneficial owner, were granted pursuant to an S-8 stock option agreement filed on 12/5/2000 with the U.S. Securities and Exchange Commission. The shares are valued at $.092 per share.

By: /S/ HENRIK M. CHRISTENSEN          1/20/2003

**Signature of Reporting Person          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   *See* 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, *see* Instruction 6 for procedure.